EXHIBIT 99.1

Press Release dated January 11, 2016

BEIJING, China, January 11, 2016 – Wowo Limited (the “Company”) (NASDAQ: WOWO), a leading online e-commerce platform that provides supply chain services in the catering industry in China, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on January 6, 2016 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (June 30, 2015). Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the Company's second quarter, or December 31, 2015 (the “Due Date”). As of the date of this press release, the Company has not yet filed the required Form 6-K.

The Notice has no immediate effect on the listing of the Company’s securities. Pursuant to the Notice, the Company has 60 days from the date of the Notice, or until March 6, 2016, to submit a plan to regain compliance with the Listing Rules. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the Due Date, or until June 28, 2016, to regain compliance with the Listing Rules.  The Company is working diligently on its plan to regain compliance and intends to comply with the time periods afforded in the Notice.

This announcement is being made in compliance with Listing Rule 5810(b).

About Wowo Limited

Wowo Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry. With the help of Internet and cloud technologies, Wowo Limited has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. The Internet platform operated by Wowo Limited is currently used by close to one thousand large reputable restaurant groups, which operate in total about sixty thousand restaurants in China, to procure food material and equipment directly from suppliers, and Wowo Limited is promoting the use of its platform by small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and large reputable restaurant groups across China, Wowo Limited has formed the leading industrial alliance and has great resource leverage in China’s catering industry. Wowo Limited works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about Wowo Limited’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Wowo Limited’s strategic and operational plans, are or contain forward-looking statements. Wowo Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the general economic and business conditions in China may deteriorate; the growth of internet and mobile user population in China might not be as strong as expected; Wowo Limited’s plan to enhance subscriber experience, upgrade infrastructure and increase service offerings might not be well received; Wowo Limited might not be able to implement all of its strategic plans as expected; changes in laws, regulations and regulatory environment may affect Wowo Limited’s business operations; and competition in China may intensify further. Further information regarding these and other risks is included in Wowo Limited’s filings with the SEC. All information provided in this earnings release is as of the date of this earnings release and are based on assumptions that we believe to be reasonable as of this date, and Wowo Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Weilei Sun, IR Director

Wowo Limited

sunweilei@ccjmu.com

Tel: 86-185 1627 8813

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200